FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 13

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Manon Boucher acting

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz,	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.13)              Excerpts from Section B of “2012-2013 Budget – Budget Plan”, March 20, 2012:

–                 Québec’s economic outlook (table B.4);

–                 Canadian financial markets (table B.6).

(99.14)              Section C from “2012-2013 Budget – Budget Plan”, March 20, 2012:

–                 Achivement of deficit reduction targets and return to fiscal balance in 2013-2014;

–                 Updating of the financial framework;

–                 Consolidated revenue and expenditure;

–                 Government investments;

–                 Non-budgetary transactions;

–                 Net financial requirements;

–                 Appendix 1: Investment projects by government enterprises;

–                 Appendix 2: Adjustments to the 2012-2013 spending objective since budget 2009-2010.

(99.15)              Section D from “2012-2013 Budget – Budget Plan”, March 20, 2012:

–                 Debt;

–                 Financing;

–                 Debt management;

–                 Credit ratings;

–                 Additional information.

(99.16)              Excerpts from “2012-2013 Budget – Budget Speech”, March 20, 2012:

–                 Summary of budgetary transactions 2011-2012 fiscal year;

–                 Summary of budgetary transactions  –  Forecasts for 2012-2013;

–                 Budgetary revenue of the general  fund – Forecasts for 2012-2013;

–                 Budgetary expenditure of the of the general fund  – Forecasts for 2012-2013;

–                 Non-budgetary transactions  –  Forecasts for 2012-2013;

–                 Financing transactions  – Forecasts for 2012-2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 13 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: March 23, 2012